UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE
13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2021

Commission File Number 001-39025

9F Inc.

(Translation of registrant’s name into English)

Room 1607, Building No. 5, 5 West Laiguangying Road

Chaoyang District, Beijing 100102

People's Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Change of Director

This current report on Form 6-K was submitted in connection with changes in the board of directors (the “Board”) of 9F Inc. (the “Company”).

Appointment of Ms. Yuping Ouyang as a Director

On August 16, 2021, the Board appointed Ms. Yuping Ouyang as an independent director of the Company, effective August 16, 2021. Ms. Ouyang will also serve as a member and chairwoman of the audit committee of the Board, a member and chairwoman of the compensation committee of the Board, and a member of the nominating and corporate governance committee of the Board.

Ms. Yuping Ouyang has served as Chief Financial Officer and Secretary to the board of director of Gowin Semiconductor Corporation since February 2021. Prior to that, Ms. Ouyang served as Chief Financial Officer of China Techfaith Wireless Communication Technology Limited (“China Techfaith”), a Cayman Islands company listed on the Nasdaq Global Market, since August 2008. From September 2004 to August 2008, Ms. Ouyang worked in various finance positions at China Techfaith, including as its US GAAP reporting manager and chief accounting officer. Prior to joining China Techfaith, she served as an accounting manager at Guangzhou Metro Corporation. Ms. Ouyang received her MBA from the Sun Yat-sen University in 2006 and her bachelor’s degree in management from the Guangdong University of Foreign Studies in 1996. Ms. Ouyang is also a licensed member of the Certified Public Accountants of Washington State and a member of the Association of Chartered Certified Accountants.

Resignation of Mr. Haitian Lu as a Director

On August 16, 2021, Mr. Haitian Lu notified the Company of his intention to resign from his position as a director of the Company due to personal reasons. In connection with his resignation, he will also step down as a member of the audit committee of the Board, a member of the compensation committee of the Board, and a member of the nominating and corporate governance committee of the Board. Mr. Lu’s resignation was not the result of any disagreement with the Company on any matter relating to the Company’s operations, policies or practices.

On behalf of the Company, Mr. Lei Liu, Chief Executive Officer, would like to express our deepest gratitude to Mr. Lu for his contribution during his tenure as a director of the Company and for his distinguished service and lasting contributions to the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

9F Inc.

	By:	/s/ Lei Liu
	Name:	Lei Liu
	Title:	Chief Executive Officer

Date: August 16, 2021